VITERRA™

RECEIVED
2007 SEP 27 A 8:53
OFFICE OF ...
CORPORA... Exemption #: 82-5037

September 26, 2007 [redacted]

07027490

SUPPL

Attn: Paul Dudek
Securities and Exchange Commissi
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra
(Saskatchewan Wheat Pool Inc) Operating as Viterra)
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated September 26, 2007, regarding Viterra's Ticker Symbol change. These were filed with the Toronto Stock Exchange and provincial securities commission.

Yours truly,

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Debbie Jargo

for: Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
David Carefoot, Chief Financial Officer

Attachment

dlw 10/23

For Immediate Release
Date: September 26, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Viterra Announces Change to Ticker Symbol

Viterra is pleased to announce that its common shares will begin trading under the symbol VT, on the Toronto Stock Exchange (TSX), effective September 28, 2007. The ticker symbol change follows the completion of Saskatchewan Wheat Pool's launch of its new business name on August 30, 2007, following the acquisition of Agricore United in June.

The company will continue as Saskatchewan Wheat Pool Inc. operating as Viterra until the formal name change to Viterra Inc., which is expected to take place in March 2008.

Saskatchewan Wheat Pool Inc., doing business as Viterra, is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales of crop input services and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris, Media Relations
Investor Relations and Corporate Affairs
Viterra
(306) 569-4810

Website: http://www.viterra.ca

END